FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("Indo Agri"), to the Singapore Stock Exchange, in relation to Indo Agri's announcement on Proposed Acquisition of PT Tani Musi Persada, PT Tani Andalas Sejahtera and PT Sumatra Agri Sejahtera by Indo Agri's listed subsidiary, PT Perusahaan Perkebunan London Sumatra Indonesia Tbk.**

Dated this the 21st Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	20-Nov-2008 20:09:57
Announcement No.	00142

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Proposed Acquisition of PT Tani Musi Persada, PT Tani Andalas Sejahtera and PT Sumatra Agri Sejahtera by The Company's Listed Subsidiary
Description	Please see attached.
Attachments	LonsumAcq_TMP_TAS_SAS2.pdf Total size = 104K (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF PT TANI MUSI PERSADA, PT TANI ANDALAS SEJAHTERA AND PT SUMATRA AGRI SEJAHTERA BY THE COMPANY'S LISTED SUBSIDIARY

The Board of Directors of Indofood Agri Resources Ltd. (the "Company") wishes to announce that its listed subsidiary on the Indonesia Stock Exchange, PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("**Lonsum**"), has on 19 November 2008 entered into conditional Share Purchase Agreements ("**SPA**") with Agus Suherman (the "**Vendor**"), pursuant to which Lonsum will acquire from the Vendor, shares with a nominal value of Rp1,000,000 per share in each of the following companies:

1. PT Tani Musi Persada ("**TMP**") - 1,249 shares representing 99.9% of its total issued share capital;
2. PT Sumatra Agri Sejahtera ("**SAS**") - 1,249 shares representing 99.9% of its total issued share capital; and
3. PT Tani Andalas Sejahtera ("**TAS**") - 1,125 shares representing 90% of its total issued share capital.

(together, the "**Proposed Acquisition**").

The total cash consideration payable for the Proposed Acquisition is approximately Rp48 billion (equivalent to approximately S$6.0 million based on an exchange rate of Rp7,999 : S$1 as at 19 November 2008).

TMP, TAS and SAS are companies incorporated in Indonesia as limited liability companies. The principal activities of TMP, TAS and SAS are those relating to the development of oil palm plantations. They currently hold location permits over a total of 46,000 hectares of land in South Sumatra, Indonesia.

The Proposed Acquisition was entered into on an arm's length basis and the cash consideration of approximately Rp48 billion was arrived at by the Lonsum's Board of Directors after undertaking a due diligence process and taking into consideration the current market value of the aforesaid land.

The completion of the Proposed Acquisition is conditional upon various conditions being fulfilled as stipulated in the SPA. The Proposed Acquisition is targeted to be completed by 22 December 2008. Upon completion, TMP, TAS and SAS will become subsidiaries of the Company.

The Proposed Acquisition is not expected to have any material impact on the net tangible assets and earnings per share of the Company. None of the directors of the Company has any interest, direct or indirect, in the Proposed Acquisition and the Company has not received notification from any of its controlling shareholders that it has any interest, direct or indirect, in the Proposed Acquisition.

Please refer to the attached announcement dated 20 November 2008 issued by Lonsum in relation the Proposed Acquisition.

BY ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

Singapore
20 November 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

Unofficial Translation

No. CS-201/LSIP/XI/08

Jakarta, 20 November 2008

To:
Badan Pengawas Pasar Modal dan Lembaga Keuangan
Gedung Bapepam Lantai 3
Jl. Lapangan Banteng Timur No.2-4
Jakarta 10710
Attn.: Bapak Dr. A. Fuad Rahmany
Kepala Bapepam - LK

To:

PT. Bursa Efek Indonesia
Gedung Bursa Efek Indonesia
Jl Jend. Sudirman Kav.52-53
Jakarta 12190
Attn. : Bapak Erry Firmansyah
President Director

Dear Sirs,

Re : Disclosure Information Regarding Acquisition Transaction of PT Tani Musi Persada ("TMP"), PT. Tani Andalas Sejahtera ("TAS") and PT. Sumatra Agri Sejahtera ("SAS") by PT. PP London Sumatra Indonesia Tbk (the "Company")

To comply with the requirement Point 2 (a) Bapepam Rule Number X.K.1 regarding Disclosure of Information that must be made Public Immediately, we hereby informed that the Company has been entered into several deeds of Conditional Shares Sale Purchase Agreements, on 19 November 2008 made before Musa Muamarta, SH, Notary in Jakarta with Agus Suherman as the Seller ("Conditional Share Sale and Purchase Agreements").

The Conditional Share Purchase Agreement states that the Company would like to acquire directly TMP, TAS and SAS's shares, owned by Agus Suherman in which the detail transaction as attached ("Proposed Acquisition Transaction"). The total consideration payable for the Proposed Acquisition Transaction of TMP, TAS and SAS is Rp. 48,046.079.000,00 (forty eight billion forty six million seventy nine thousand Rupiah). Please note that TMP, TAS and SAS respectively is a limited liability company established and existing under the law of Republic of Indonesia and having its domicile in North Jakarta, which hold a location permit to palm oil plantation with the detail information as attached on Attachment 1 of this Letter.

The completion of the Proposed Acqusition Transaction is conditional upon various conditions being fulfilled as stipulated in the Conditional Share Sale and Purchase Agreements. The Proposed Acquisition is targeted to be completed by 22 December 2008. Upon the completion, the Company will own 99.9% of each of TMP and SAS and 90% of TAS.

Please be informed that by entering into the Proposed Acquisition Transaction, the Company will obtain indirectly additional areal development for palm oil especially in South Sumatra Province.

We hereby informed that this Proposed Acquistion Transaction is not categorized to material transaction as stipulated in Bapepam Rule Number IX.E.2. regarding Material Transaction and Changing in Core Business.

Thank you for your attention and cooperation.

ATTACHMENT 1

1. Detail of Acquisition Transaction of TMP, TAS dan SAS

No	Company	Number of Acquired Share	Nominal Value of Acquired Shares	Percentage
1	TMP	1.249	Rp. 1.249.000.000,-	99.92
2	TAS	1.125	Rp. 1.125.000.000,-	90
3	SAS	1.249	Rp. 1.249.000.000,-	99.92
TOTAL			Rp. 3.623.000.000,-	

2. Detail of Location Permit of TMP, TAS dan SAS

No	Company	District	Province	Hectare
1	TMP	Musi Banyuasin	Sumatera Selatan	20.000
2	TAS	Musi Rawas	Sumatera Selatan	10.000
3	SAS	Musi Banyuasin	Sumatera Selatan	16.000
TOTAL				46.000

Sincerely yours,
PT. PP. LONDON SUMATRA INDONESIA TBK

Name : Endah R. Madnawidjaja
Title : Corporate Secretary

Cc:
Board of Directors of the Company

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Invitation to Extraordinary General Meeting of PT. Indofood Sukses Makmur Tbk. to be held on 5 December 2008.

Dated this the 21st Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood
THE SYMBOL OF QUALITY FOODS

INVITATION TO

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

PT INDOFOOD SUKSES MAKMUR Tbk

("Company")

The Board of Directors of PT Indofood Sukses Makmur Tbk ("the Company") hereby invites the Shareholders of the Company to attend the Extraordinary General Meeting of Shareholders (referred to as the "Meeting") which will be held on:

Day/date	:	**Friday, December 5, 2008**
Time	:	**10:00 hrs Western Indonesian Time till finish**
Place	:	**Sudirman Plaza, Indofood Tower 39th floor, Jalan Jendral Sudirman Kav. 76-78, South Jakarta 12910**
Agenda	:	The approval of Proposed Transaction which consist of the acquisition of entire shares capital of Drayton Pte.Ltd. ("Drayton") and assignment of the outstanding non-interest bearing loan received by Drayton from Pastilla Investment Limited, to the Company.

Notes :

1. This invitation is the official invitation to all Shareholders of the Company and there will be no separate individual invitation sent to the Shareholders.
2. Shareholders or their proxies attending the Meeting are requested to bring with them and show to the registration staff, photocopies of their resident identity cards (KTP) or other means of identification, before entering the meeting hall. For the Shareholders registered under the Collective Deposit at PT Kustodian Sentral Efek Indonesia ("KSEI") they have to show their Written Confirmation to Attend the Meeting ("KTUR").
3. Only Shareholders whose names are recorded in the Company's Register of Shareholders on Wednesday, November 19, 2008 at 16:00 hrs Western Indonesian Time will be entitled to attend or be represented at the Meeting. For Shareholders registered under the Collective Deposit at KSEI who intend to attend the Meeting shall register through a member of the Stock Exchange or Custodian to get the KTUR.
4. Shareholders unable to attend may be represented by their proxies by virtue of a valid power of attorney provided that the Board of Directors, Board of Commissioners and/or employees of the Company may act as proxies of the Shareholders, however their vote as proxies will not be counted during the voting.
5. The Proxy Form can be obtained during business hours at the Company's office, Sudirman Plaza, Indofood Tower 25th Floor, Jalan Jendral Sudirman Kav.76-78, South Jakarta 12910.
6. Proxy form must be received by the Board of Directors at the latest Tuesday, December 2, 2008.
7. Shareholders or their proxies are requested to be present at the Meeting thirty (30) minutes prior to the Meeting schedule.

Jakarta, November 20, 2008
PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited, a subsidiary of the Company, to the Singapore Stock Exchange, in relation to its Share Buyback.**

Dated this the 21st Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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Daily Share Buy-Back Notice
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	20-Nov-2008 17:54:48
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	144778283

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	20-11-2008	
2a	Total number of shares purchased	2,000,000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	2,000,000	
3a	Price paid per share# or	Currency : S$ Amount : 0.3935	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 0.405	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 0.385	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 788,242.09	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	9,000,000	0.622	0	0	9,000,000	0.622

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase *	1,438,782,830
	Number of treasury shares held after purchase*	9,000,000

Footnotes

CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.

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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION
ACQUISITION OF INTEREST IN PHILEX MINING CORPORATION

Introduction

Reference is made to the discloseable transaction announcements of First Pacific Company Limited dated 6 October 2008 and 16 October 2008, and the Company's circular dated 6 November 2008 relating to the Proposed Transaction.

As contemplated in the Circular, the Company is pleased to announce that the Offer completed on 19 November 2008. Of the 778,645,691 Offer Shares, only 24,899 Offer Shares were taken up by the Existing Shareholders. Accordingly, the Investor shall acquire 778,620,792 Offer Shares (approximately 20.06% interest in Philex) at the Offer Price for an approximate aggregate consideration of PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million).

Introduction

Reference is made to the discloseable transaction announcements of First Pacific Company Limited (the "Company") dated 6 October 2008 and 16 October 2008, and the Company's circular dated 6 November 2008 (the "Circular") relating to the acquisition of interest in Philex Mining Corporation ("Philex") (the "Proposed Transaction"). Unless otherwise defined or the context otherwise requires, capitalised terms referred to herein shall have the meanings given to them in the Circular.

The Proposed Transaction contemplates, among others:

1. an offer by Philex to sell 778,645,691 (approximately 20.06% interest in Philex) common shares of stock (comprising solely of treasury shares of Philex) of Philex ("Offer Shares") on a pro-rata basis to all of its Existing Shareholders at the offer price of PhP7.92 (approximately US$0.1676 and approximately HK$1.31)

per share (the "Offer Price") (the "Offer") for a consideration of approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million); and

2. a wholly owned subsidiary or an affiliate of the Company (the "Investor") shall acquire all the Offer Shares not taken up by the Existing Shareholders under the Offer at the Offer Price.

As contemplated in the Circular, the Company is pleased to announce that the Offer completed on 19 November 2008. Of the 778,645,691 Offer Shares, only 24,899 Offer Shares were taken up by the Existing Shareholders. Accordingly, the Investor shall acquire 778,620,792 Offer Shares (approximately 20.06% interest in Philex) at the Offer Price for an approximate aggregate consideration of PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million).

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 20 November 2008

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = PhP47.26. Percentages and figures expressed in millions and billions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited, a subsidiary of the Company, to the Singapore Stock Exchange, in relation to its Share Buyback.**

Dated this the 20th Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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Daily Share Buy-Back Notice
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2008 17:59:31
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	144778283

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	19-11-2008	
2a	Total number of shares purchased	2000000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	2000000	
3a	Price paid per share# or	Currency : S$ Amount : 0.42463	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 0.430	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 0.415	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 854736.63	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on	• No

	equal access scheme?	

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	7000000	0.483	0	0	7000000	0.483

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase*	1440782830
	Number of treasury shares held after purchase*	7000000

Footnotes

CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.

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